SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

October 17, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Associate Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) dano.kim@samsung.com

dlw 10/22

Earnings Release 3Q 2003

Samsung Electronics

October 2003

Disclaimer

This report includes forward-looking statements which can generally be identified by phrases such as Samsung Electronics (SEC) or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import.

Similarly, such statements that describe the company's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements.

All such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in this material.

The financial results for 3Q of 2003 have been prepared on an un-audited basis, and may be subject to change during the independent auditing process.

Sales and Profits

(Unit : Trillion KRW)	2Q '03	3Q '03	Growth
Sales	**9.84**	**11.26**	**14.5%**
Domestic	2.33	2.34	0.7%
Export	7.51	8.92	18.8%
(US$, Bn)	*6.22*	*7.59*	*22.1%*
Profit			
Operating Profit	1.16	2.05	77.0%
Net Profit	1.13	1.84	62.8%

(3Q 2003 on Parent basis)

Q3 Results Analysis (Q-on-Q)

Memory

☐ **Sales (40% ↑) & Profits Significantly Up**

- Shipment increase of highly profitable Flash
  - · 44 mil. → 66 mil. 512M. Eq.
- Greater revenue contribution of Flash
  - · 25% → 32%

☐ **DRAM Blended ASP**

- '03.2Q Below \$6 → '03.3Q Low \$6
- DDR ASPs increased due to seasonality and supply constraints

☐ **Shrink Technology (Wafer-in)**

- July : ≤0.11㎛ 42%
- Oct. : ≤0.11㎛ 67%

☐ **12" Ramp up**

- Line 11 (MPS) : 10K/Month, DDR (0.10 ㎛)
- Line 12 : 13K/Month, DDR (0.10 ㎛), NAND (0.09 ㎛)

LCD

☐ **Sales (26% ↑) & Profits Improving : Growing Shipment and ASP**

- Large panel shipment : 5.2Mil. (19%↑)
  - · N/B panel shipment : 28%↑ (2.0 Mil → 2.6 Mil)
  - · TV panel : Increasing revenue contribution of 20"+ (Q2 48% → Q3 67%)
- Healthy pricing environment driven by N/B panel demand
  - · 14.1" (June \$178 → Sep. \$185)

☐ **5G Lines : Successful Ramp-up**

- Line5 : Full Capacity (100K) in Aug.
- Line6 : Ramp-up in Oct.

System LSI

☐ **Sales (3% ↑) & Profits Improved**

- Display Driver IC (DDI) revenue : (22%↑)
- CMOS Image Sensor (CIS) revenue : (57%↑)
- SOC revenue : (12%↑)

Q3 Results Analysis (Q-on-Q)

Telecommunication

- **Sales (18%↑) & Profits (36% ↑)**

☐ **Handsets**

- **Shipments: Increased to 15M unit (25%)**
  · Seasonality and new models launch
  · Increased shipment in GSM (30%)
- **ASP: Increased Export & Domestic (3%)**
  · Product mix improvement (Color, Camera)
  → Increased operating margin

☐ **Network**

- Supply of W-CDMA system to SKIMT
  : Metro area
- Additional shipment of EV-DO systems to Japan KDDI & cdma2000 1x to Indonesia's Mobile 8

Digital Media

☐ **Sales (1%↑) but Profits Declined**

- Increased overseas production: '02. 70%→ '03 3Q 82%

☐ **Progress by Product**

- TV : Strong digital TV sales (34% ↑)
- Monitor : Growing 17" LCD (23% ↑)
- PC : Increased exports of N/PC (7% ↑)
- Printer : Improved sales of Laser printers (27% ↑)
- DVD : Greater COMBO contribution (40% ↑)

Home Appliances

☐ **Sales (21%↓) due to Seasonality**

- Greater overseas production for cost reduction
  · Overseas production for major products
  ('02. 53% → '03. 68%)

(3Q 2003 on Parent basis)

Sales by Division

(Unit: Trillion KRW)	2Q '03	(Weight)	**3Q '03**	(Weight)	Growth
Semiconductor	3.76	*(38%)*	4.76	*(42%)*	26.5%
Memory	1.83	*(18.6%)*	2.55	*(22.6%)*	39.7%
TFT-LCD	1.09	*(11.1%)*	1.38	*(12.2%)*	26.1%
System LSI	0.43	*(4.4%)*	0.44	*(3.9%)*	2.5%
Telecommunication	3.18	*(32%)*	3.74	*(33%)*	*17.7%*
Wireless Handsets	2.79	*(28.4%)*	3.41	*(30.3%)*	*22.3%*
Digital Media	1.85	*(19%)*	1.87	*(17%)*	*1.2%*
Home Appliances	0.97	*(10%)*	0.77	*(7%)*	*- 20.8%*
Total	9.84	*(100%)*	11.26	*(100%)*	*14.5%*

(3Q 2003 on Parent basis)

Operating Profit by Division

(Unit: Trillion KRW)	2Q '03 *(Profit Margin)*	**3Q '03** ***(Profit Margin)***	Growth
Semiconductor	0.57 (15.0%)	1.35 (28.4%)	139.1%
Telecommunication	0.55 (17.3%)	0.75 (19.9%)	35.6%
Digital Media	0.04 (2.1%)	0.002 (0.1%)	- 95.2%
Home Appliances	0.003 (0.3%)	- 0.05 (- 6.0%)	- 1,500.0%
Total	1.16 (11.8%)	2.05 (18.2%)	77.0%

(3Q 2003 on Parent basis)

Financial Analysis

(Unit: Trillion KRW)	End of June '03	**End of Sept. '03**	Change
Assets	33.83	36.39	2.56
Liabilities	7.78	8.50	0.72
(Debt)	*(1.16)*	*(1.16)*	*No Change*
Shareholders' Equity	26.05	27.89	1.84
(Paid-in Capital)	*(0.89)*	*(0.89)*	*No Change*
Net Debt / Equity Ratio	*- 15%*	*- 21%*	*- 6%* point

	Q2 '03	**Q3 '03**	Change
R O E*	**17.6%**	**27.3%**	**9.7%** point
Profitability (Net Income/ Sales)	**0.12**	0.16	0.04
Asset Turnover (Sales / Asset)	**1.16**	1.28	0.12
Leverage (Asset / Equity)	**1.32**	1.30	- 0.02

* *Annualized*

Profitability Analysis

(Unit: Trillion KRW)	2Q '03	3Q '03	Growth (Change)
Sales	9.84	11.26	14.5%
Gross Profit	2.82	3.65	29.8%
(%)	*(29%)*	*(33%)*	*(4% point)*
SG & A	*1.65*	*1.60*	*- 3.3%*
(%)	*(17%)*	*(14%)*	*(- 3% point)*
Operating Profit	1.16	2.05	77.0%
(%)	*(12%)*	*(18%)*	*(6% point)*
Net Profit	1.13	1.84	62.8%
(%)	*(12%)*	*(16%)*	*(4% point)*

(3Q 2003 on Parent basis)

Cash Flow

(Unit: Trillion KRW)	2Q '03	3Q '03
Cash* (Beginning of period)	**5.29**	**4.97**
Cashflow from Operation	**2.34**	**3.46**
Net Profit	*1.13*	*1.84*
Depreciation	*0.91*	*0.97*
Loss from Equity method	*0.06*	*0.04*
Decrease in Working Capital (Inventory, A/R, Accrued Expenses)	*0.24*	*0.61*
Cashflow from Investment	**(1.50)**	**(1.36)**
CAPEX	*(1.39)*	*(1.42)*
Cashflow from Financing	**(1.16)**	**(0.002)**
Decrease in debt	*0.71*	-
Dividends	-	*(0.08)*
Repurchase of Shares	*(0.35)*	-
Net increase in cash	***(0.32)***	***2.10***
Cash (End of period)	**4.97**	**7.07**

** Cash = cash + cash equivalent + short-term financial instruments + marketable securities*

(3Q 2003 on Parent basis)

Capex Plan

(Unit: Trillion KRW)	FY03 Plan	Original	Change
Semiconductor	**6.27**	5.77	0.50
Memory	**3.64**	3.29	0.35
TFT-LCD	**2.01**	1.64	0.37
System LSI	**0.58**	0.84	- 0.26
Telecom	**0.28**	0.32	- 0.04
Digital Media & etc.	**0.48**	0.69	- 0.21
Total	**7.03**	6.78	0.25

Capex Plan

(Unit: Trillion KRW)	FY2002	3Q '03 (Accumulated)	**FY03 Plan**
Semiconductor	3.60	4.44	**6.27**
Memory	2.03	2.66	**3.64**
TFT-LCD	1.41	1.41	**2.01**
System LSI	0.16	0.35	**0.58**
Telecom	0.27	0.19	**0.28**
Digital Media & etc.	0.32	0.21	**0.48**
Total	4.19	4.84	**7.03**